CHINA SHOUGUAN MINING CORPORATION
6009 Yitian Road, New World Center, Room 3207
Futian District, Shenzhen
People's Republic of China
Telephone: 0086-755-82520008
September 21, 2010

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:   China ShouGuan Mining Corporation
         Registration Statement on Form S-1
         File No. 333-67964
         Filed July 2, 2010

Dear Mr. Schwall:

In response to your letter of July 30, 2010, regarding the above-referenced filing, we herewith respectfully provide the following responses, keyed to correspond to your enumerated comments:

Registration Statement on Form S-1

General

1-2.           Duly noted. All revisions requested have been made throughout in each applicable section of the Prospectus.

3.             All Graphics that will be included in the Prospectus are included with this filing.

4.             The page numbers have been updated in this amendment.

5.             As a foreign corporation doing business in the PRC, it is difficult, if not impossible for the Company to obtain government approval and permits to run and/or own mining operations. This foreign ownership refers to a legal shareholding ownership in a company. Under our current contractual arrangements, we hold no legal shareholding ownership in our variable interest entities (VIEs) and are, therefore, not in conflict with the PRC laws. We have entered into a series of contractual arrangements with SSIC, JinGuan and XinGuan, whereby these VIEs obtain and hold all PRC licenses and approvals required to operate the mining property. Through these contractual arrangements, we have the ability to effectively control SSIC, JinGuan and XinGuan and are considered the primary beneficiary of SSIC, JinGuan and XinGuan. Accordingly, SSIC, JinGuan and XinGuan are variable interest entities of Bei Sheng Limited, the acquirer and surviving corporation conducting the business operations of our Company in the PRC, under U.S. GAAP and we consolidate their results in our consolidated financial statements.

6.           Please see the corporate structure diagram and the detailed description of each subsidiary and variable interest entity in the Corporate Structure section on pages 4-5.

Please see the corrected disclosure (existing stockholders) on page 14.

“Effective date” has been changed to “date of this prospectus” on the cover page and on page 15; no other improper instances were found, other than in the Undertakings section of Part II, which we believe is the correct required language.

We have included the paragraph regarding the re-domiciling of BSL in the General Information about our Company section on page 4 and throughout the prospectus to immediately clearly define that the business operations of the Company are conducted through BSL and its subsidiaries and VIEs

In addition, we have updated several other disclosures throughout the document to clearly define our operations are conducted by BSL, rather than the “Company”.  Please see the revised disclosures regarding ownership of the subsidiaries and VIEs on page 4; the subsection Contractual Arrangements on page 6; the updated risk factors on pages 7-13; the second paragraph under the section Interest of Named Experts and Counsel on page 16; the third paragraph under the Description of Business – General Information subsection on page 16; the second paragraph under the Corporate History and Structure subsection on page 16 and the last two paragraphs of this subsection on page 17; the first two paragraphs under the Contractual Arrangements subsection on page 17; the first paragraph under the Sources of Revenue and Distribution Methods subsection on page 23; the paragraph on page 26 under the subsection Employees and Employment Agreements; the Financial Statements section on page 27; the first paragraph under the subsection Selected Financial Data on page 28; the first paragraph under the subsection Overview and Future Plan of Operations on page 28 and the first paragraph of this subsection on page 29; the second paragraph under the Current Operations subsection on page 30; the second paragraph under the subsection Income Tax Expenses on page 32; the paragraph under the subsection The PRC on page 33; the subsection Statutory Reserves on page 35; the subsection Basis of Consolidation on page 35; and the Variable Interest Entities subsection on page 35.

The conflicting statement regarding mining and exploration rights has been deleted from the disclosure under the Mining Areas subsection, beginning on page 20.

Please see the revised second paragraph under the Current Operations subsection on page 30.

Please see the last paragraph added to the Proposed Business Expansion/Business Strategy subsection on page 24.

Please see the revised disclosures throughout the prospectus regarding our “total” dependence on BSL and its subsidiaries and VIEs for all of our operations and revenues.

Prospectus Cover Page

7-8.    Please see the last two paragraphs added to the cover page at page 2.

Risk Factors

General

9.     Please see the revised Risk Factors on pages 7-14; we believe all mitigating text has been replaced with plain language.

10.           Please see the new first Risk Factor added to the Risk Factors Associated with our Company section on page 7.

We are dependent on certain key personnel

11.           Please see this revised risk factor on page 8.

We are subject to the many risks….

12.            Please see the new risk factor added below this risk factor on page 9,  entitled "Investors may experience difficulties in effecting service of legal process, enforcing........"

We are employing a VIE structure….

13-14.        Please see this revised risk factor on page 9.

Fluctuations in exchange rates could adversely affect….

15.           Please see this expanded risk factor on page 13.

All proceeds from the offering will be…..

16.           This risk factor has been deleted, as we do intend to use the proceeds from this offering in the manner outlined in the prospectus.

Description of Business

17.           Please see the new subsection entitled “Proposed Business Expansion/Business Strategy” on page 24.

18.           Please see the new Risk Factor relating to laws and regulations on page 13; the expanded Government and Industry Regulation subsection in this section on page 25; and the penultimate paragraph in the Overview and Future Plan of Operations subsection of Management’s Discussion and Analysis and Plan of Operation section on page 29.

Report of Independent Registered Public Accounting Firm

19.           The dated audit report, inadvertently omitted in our original filing, has been included in this amendment at page 44.

Financial Statements for the Year Ended December 31, 2009

Note 6 – Rental Deposit

20.           Please see Note 6 to the financial statements for the year ended December 31, 2009; the sixth paragraph under the subsection entitled Contractual Arrangements on page 6; the first paragraph under the subsection entitled Current Mining Property and Location on page 18; the second paragraph under the Current Operation subsection on page 30;  the last sentence of the subsection entitled Leased Mine Rental Deposit on page 34; and Exhibit 10.11.

Please see the revised disclosures added to the Current Operations subsection of the Management's Discussion and Analysis and Plan of Operation section on page 30 regarding the current levels of production required to close the Acquisition Agreement and the current levels achieved to date.

Financial Statements for the Three Months Ended March 31, 2010

Please note that the registration statement has been updated throughout to include the June 30, 2009 financial statements.

Management’s Discussion and Analysis and Plan of Operation

22.           Please see the revised disclosure regarding Forward-Looking Statements on page 27.

23.           Please see the revised second paragraph under the subsection Overview and Future Plan of Operations on page 28.

24.           Please see the additional disclosures added to the subsection Overview and Future Plan of Operations on pages 28-30.

25.           Please see the first paragraph added to the Results of Operations subsection on page 30.

26.          Please see the third paragraph added to the subsection Overview and Future Plan of Operations on page 28.

27.           Please see the last paragraph added to the subsection Sources of Revenue and Distribution Methods on page 24 and the last paragraph of the Overview and Future Plan of Operations subsection on pages 30, both of which disclose and clarify our consulting services.

28.           Please see the revised disclosures under the Commitments and Contingencies subsection on page 35 and the revised auditor’s Note 16 to the financial statements for the year ended December 31, 2009 and 2008 on page 62;

29.           Please see the updated and revised disclosure regarding amounts due to a related party on page 34.

Directors, Executive Officers, Promoters and Control Persons

30.           Please see the revised biographies of each of the officers and directors and the addition of our senior engineer as a key employee on pages 37-38.

31.           Please see the new subsection entitled Director Independence on page 40.

32.    Please see the footnote narrative descriptions added to the Executive Compensation table on page 38.

Security Ownership

33.    Please see the expanded footnote regarding the principal and ownership of Glory Knight on page 40.

Available Information

34.           The address of the Commission’s Public Reference Room has been corrected at page 41.

Item 14. Indemnification of directors and officers

35.           Please see the revised disclosures in this section on page 41.

Item 16. Exhibits

36.    Please see the revised Contractual Arrangements subsections on page 6 and the Current Mining Property and Location subsection of the Description of Business section on pages 18-19 for complete disclosures regarding all mining agreements with third parties; and the new Exhibits 10.11, 10.12 and 10.13.

Item 17. Undertakings

37.           Please see the revised Undertaking section in Part II on page 86-87 which has been updated to include all of the Undertakings in Item 512 of Reg. S-K.

Exhibit 5.1

38.              Please see the revised legal opinion and consent of counsel.

Engineering Comments

General

39.    The technical report has been removed from the Exhibit list in this amendment and we kindly request the SEC remove it from the prior exhibits filed and available to the public, if required.

General Information about Our Company

40-41.     All references to reserves and/or resources have been removed throughout the registration statement.

Mining Areas

42.           Please see the expanded mining properties disclosures on pages 17-25.

43.           Please see the project and property location maps inserted at pages 20-21.

44.           Please see the revised and expanded mining properties disclosures on pages 17-25.

45.           Please see the disclosures regarding annual production in the new sub-heading “Current State of Exploration” on page 23.

Sources of Revenue and Distribution Methods

46.    Please see the revised subsection entitled Sources of Revenue and Distribution Methods on pages 23-24. In addition, the Gold Concentrate Processing Agreement has been added to the Contractual Arrangements subsections on pages 6; the revised Current Mining Property and Location subsection of the Description of Business section on pages 18-19 for a complete disclosure of the terms of the Agreement; and the new Exhibit 10.13.

Government and Industry Regulations

47.           Please see the expanded disclosures in this subsection on page 25.

48.           Please see the new subsection entitled “Safety and Occupational Health Standards” on page 25.

Thank you for your kind cooperation and assistance in the review and revision of our registration statement to ensure it meets all of the disclosure rules and regulations.

Regards,

/s/  Feize Zhang

Feize Zhang,
President and CEO